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FOR IMMEDIATE RELEASE                                 Contact:  Alex Yemenidjian
                                                                (702) 891-3300

              TRACINDA INTENDS TO RAISE ITS OWNERSHIP IN CHRYSLER;
             KERKORIAN PROPOSES PROGRAM TO ENHANCE SHAREHOLDER VALUE

               Las Vegas, Nevada --November 14, 1994--Tracinda Corporation said today that it intends to raise its ownership interest in Chrysler Corporation from its current 9.0% level and accordingly is today filing for expedited clearance under the Hart-Scott-Rodino Act to purchase additional shares of common stock.

               Tracinda also disclosed that its Chairman, Kirk Kerkorian, has sent a letter to the Board of Directors of Chrysler requesting that the Board redeem the company's poison pill (which currently is triggered by ownership of more than 10% of the common stock), initiate a meaningful share repurchase program to be completed within 12 months, effect a two for one stock split, and raise its dividend.

               Alex Yemenidjian, an executive of Tracinda, said: "We have been committed long-term investors in Chrysler and continue to believe that Chrysler is an excellent, well-managed company and an attractive long-term investment, which is why we intend to acquire additional shares. However, we also believe that it is essential that Chrysler take action in the interests of all shareholders to enhance shareholder value and we are confident that the program that we have proposed will help accomplish that objective."

               In his letter to the Chrysler Board, Mr. Kerkorian says: "I have a high degree of confidence in Chrysler, in its management and in this program. Accordingly, if Chrysler undertakes a meaningful share repurchase program to be completed within 12 months, I am willing to commit that I will not sell any of my stock while that share repurchase program is in effect."

               Mr. Kerkorian's letter requests that the Chrysler Board take action by December 15 to redeem Chrysler's poison pill and to initiate Tracinda's proposed value enhancement program.